UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

ZOSANO PHARMA CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

98979H103

(CUSIP Number of Common Stock Underlying Class of Securities)

Vikram Lamba

President and Chief Executive Officer

Zosano Pharma Corporation

34790 Ardentech Court

Fremont, California 94555

Telephone: (510) 745-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications On Behalf of Filing Person)

Copies to

Robert W. Sweet, Jr., Esq.

Jeffrey L. Quillen, Esq.

Foley Hoag LLP

Seaport West

155 Seaport Boulevard

Boston, Massachusetts 02210

(617) 832-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,004,672	$101.17

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options covered an aggregate of 488,394 shares of the issuer’s common stock, and had an aggregate value of $1,004,672 as of November 13, 2015, calculated based on a Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $100.70 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.0001007 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $101.17	Filing Party: Zosano Pharma Corporation
Form or Registration No.: 005-88596	Date Filed: November 16, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Explanatory Note

This Amendment No. 1 (“Amendment No.1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 16, 2015 by Zosano Pharma Corporation, a Delaware corporation (“Zosano” or the “Company”), in connection with the offer (the “Offer”) by the Company to eligible stock option holders to exchange certain outstanding eligible stock options for a new option that will represent the right to purchase the same number of shares at a lower exercise price than the option(s) being tendered for exchange.

This Amendment No. 1 is being filed:

•	to amend the expiration time of the Offer to be 9:00 p.m., U.S. Pacific Time, on Monday, December 14, 2015 instead of 8:00 p.m., U.S. Pacific Time, and

•	to clarify that a decline or increase of 80% or more in the market price of our common stock from the price of $2.82 (the closing price per share of our common stock on November 13, 2015) would constitute a significant change in circumstances such that our Board of Directors might conclude that it was inadvisable to proceed with the Offer to Exchange.

You should read this Amendment No. 1 together with the Schedule TO and the Offer to Exchange, in each case, as amended hereby.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated November 16, 2015 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The issuer is Zosano Pharma Corporation, a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 34790 Ardentech Court, Fremont, California 94555 and the telephone number of its principal executive offices is (510) 745-1200.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain optionholders, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”). An option will be eligible for exchange (an “Eligible Option”) if it was granted under the Company’s 2014 Equity and Incentive Plan, as amended (the “2014 Plan”) and has an exercise price above $3.00 per share. As of November 13, 2015, Eligible Options for approximately 479,394 shares of common stock were held by 42 employees.

Optionholders tendering Eligible Options will receive in exchange new options to purchase the same number of shares of Common Stock to be granted under the 2014 Plan (the “New Options”). This offer is being made upon the terms and subject to the conditions set forth in the Exchange Offer and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(D).

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview,” “Summary Term Sheet—Questions and Answers,” Section 1 (“Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 7 (“Price Range of Our Common Stock”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Exchange Offer under Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The Company is both the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The address of each of the Company’s executive officers and directors, as follows, is 34790 Ardentech Court, Fremont, California 94555:

Executive Officers

Vikram Lamba	Chief Executive Officer and Director
Konstantinos Alataris, Ph.D.	President and Chief Operating Officer
Peter Daddona, Ph.D.	Chief Scientific Officer, Executive Vice President Research and
Laxmi Peri	Development and Director Senior Vice President, Operations
Winnie W. Tso	Chief Financial Officer

Directors

Bruce D. Steel	Chairman of the Board
M. James Barrett, Ph.D.
Joseph “Jay” P. Hagan
Troy Wilson, Ph.D., J.D.
Kleanthis G. Xanthopoulos, Ph.D.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Exchange Offer under “Summary Term Sheet—Overview,” “Summary Term Sheet—Questions and Answers,” Section 1 (“Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 6 (“Conditions of This Exchange Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 9 (“Information Concerning Us; Financial Information”); Section 11 (“Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material United States Tax Consequences”), and Section 14 (“Extension of Exchange Offer; Termination; Amendment”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The 2014 Plan included with the Exchange Offer and incorporated herein by reference as Exhibit (d)(13) also contains information regarding the subject company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Exchange Offer under Section 2 (“Purpose of This Exchange Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Exchange Offer under Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section 11 (“Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Exchange Offer under Section 2 (“Purpose of This Exchange Offer”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Exchange Offer under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Exchange Offer under Section 6 (“Conditions of This Exchange Offer”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in Item 15 (“Exhibits and Financial Statement Schedules”) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014; Part I, Item 1 (“Financial Statements”) of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015; the financial information contained in the Exchange Offer under Section 9 (“Information Concerning Us; Financial Information”) including Schedule A to the Exchange Offer; and Section 16 (“Additional Information”) is incorporated herein by reference. See Section 16 (“Additional Information”) for more information regarding how to obtain copies of or otherwise review such reports.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(2)	The information set forth in the Exchange Offer under Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(c) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)**	Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated November 16, 2015, as amended November 25, 2015

(a)(1)(B)*	Form of E-Mail Announcement of Offer to Exchange

(a)(1)(C)*	Election Form

(a)(1)(D)*	Form of Eligible Option Information Sheet

(a)(1)(E)*	Notice of Withdrawal

(a)(1)(F)*	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form and Eligible Option Information Sheet

(a)(1)(G)*	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal

(a)(1)(H)*	Form of Reminder E-Mail to Eligible Optionholders

(a)(1)(I)*	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer

(a)(1)(J)	Annual Report on Form 10-K for the year ended December 31, 2014, filed with the Securities and Exchange Commission on March 26, 2015 and incorporated herein by reference

(a)(1)(K)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission on November 10, 2015 and incorporated herein by reference

(a)(1)(L)**	Form of E-mail Communication to Eligible Optionholders, dated November 25, 2015

(b)	Not applicable

(d)(1)	Form of Indemnification Agreement for Directors associated with an Investment Fund (incorporated by reference to Exhibit 10.15 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(2)	Form of Indemnification Agreement for Directors not associated with an Investment Fund (incorporated by reference to Exhibit 10.16 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(3)	Employment Letter Agreement, dated April 30, 2014, among Zosano Pharma, Inc., ZP Holdings, Inc. and W. Tso (incorporated by reference to Exhibit 10.17 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(4)	Amendment to Amended and Restated Employment Letter Agreement, dated January 31, 2014, among Zosano Pharma, Inc., ZP Holdings, Inc. and Nandan Oza (incorporated by reference to Exhibit 10.18 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(5)	Amended and Restated Employment Letter Agreement, dated July 22, 2013, among Zosano Pharma, Inc., ZP Holdings, Inc. and Nandan Oza (incorporated by reference to Exhibit 10.19 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(6)	Amendment No. 2 to Employment Letter Agreement, dated January 16, 2014, among Zosano Pharma, Inc., ZP Holdings, Inc. and Peter Daddona (incorporated by reference to Exhibit 10.23 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(7)	Amendment to Employment Letter Agreement, dated January 6, 2014, among Zosano Pharma, Inc., ZP Holdings, Inc. and Peter Daddona (incorporated by reference to Exhibit 10.24 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(8)	Employment Letter Agreement, dated May 11, 2012, among Zosano Pharma, Inc., ZP Holdings, Inc. and Peter Daddona (incorporated by reference to Exhibit 10.25 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(9)	Amendment to Employment Letter Agreement, dated December 17, 2013, among Zosano Pharma, Inc., ZP Holdings, Inc. and Vikram Lamba (incorporated by reference to Exhibit 10.26 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(10)	Employment Letter Agreement, dated May 11, 2012, among Zosano Pharma, Inc., ZP Holdings, Inc. and Vikram Lamba (incorporated by reference to Exhibit 10.27 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(11)	Letter Amendment to Independent Director Agreement, dated July 15, 2013, between ZP Holdings, Inc. and Kleanthis G. Xanthopoulos (incorporated by reference to Exhibit 10.28 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(12)	Independent Director Agreement, dated as of March 28, 2013, between ZP Holdings, Inc. and Kleanthis G. Xanthopoulos (incorporated by reference to Exhibit 10.29 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(13)	Zosano Pharma Corporation Amended and Restated 2014 Equity and Incentive Plan (incorporated by reference to Exhibit 10.33 to the registrants Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Commission on March 26, 2015)

(d)(14)	Independent Director Agreement, dated as June 23, 2014, between Zosano Pharma Corporation and Troy Wilson (incorporated by reference to Exhibit 10.39 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(15)	Amendment No. 3 to Employment Letter Agreement, dated May 29, 2015, among ZP Opco, Inc., Zosano Pharma Corporation and Peter Daddona (incorporated by reference to Exhibit 10.1 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 filed with the Commission on August 13, 2015)

(d)(16)	Amendment No. 4 to Employment Letter Agreement, dated September 1, 2015, by and among ZP Opco, Inc., Zosano Pharma Corporation and Peter Daddona (incorporated by reference to Exhibit 10.2 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the Commission on November 10, 2015)

(d)(17)	Employment Letter Agreement, dated September 7, 2015, by and among ZP Opco, Inc., Zosano Pharma Corporation and Konstantinos Alataris (incorporated by reference to Exhibit 10.3 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the Commission on November 10, 2015)

(d)(18)	Scientific Advisor Agreement, effective December 31, 2105, by and among Zosano Pharma Corporation, ZP Opco, Inc. and Peter Daddona incorporated by reference to Exhibit 10.4 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the Commission on November 10, 2015)

(g)	Not applicable

(h)	Not applicable

*	Previously filed
**	Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZOSANO PHARMA CORPORATION

By:	/s/ Vikram Lamba
Vikram Lamba
Chief Executive Officer

Date:	November 25, 2015

Index to Exhibits

Exhibit No.	Description

(a)(1)(A)**	Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated November 16, 2015, as amended November 25, 2015

(a)(1)(B)*	Form of E-Mail Announcement of Offer to Exchange

(a)(1)(C)*	Election Form

(a)(1)(D)*	Form of Eligible Option Information Sheet

(a)(1)(E)*	Notice of Withdrawal

(a)(1)(F)*	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form and Eligible Option Information Sheet

(a)(1)(G)*	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal

(a)(1)(H)*	Form of Reminder E-Mail to Eligible Optionholders

(a)(1)(I)*	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer

(a)(1)(J)	Annual Report on Form 10-K for the year ended December 31, 2014, filed with the Securities and Exchange Commission on March 26, 2015 and incorporated herein by reference

(a)(1)(K)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission on November 10, 2015 and incorporated herein by reference

(a)(1)(L)**	Form of E-mail Communication to Eligible Optionholders, dated November 25, 2015

(b)	Not applicable

(d)(1)	Form of Indemnification Agreement for Directors associated with an Investment Fund (incorporated by reference to Exhibit 10.15 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(2)	Form of Indemnification Agreement for Directors not associated with an Investment Fund (incorporated by reference to Exhibit 10.16 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(3)	Employment Letter Agreement, dated April 30, 2014, among Zosano Pharma, Inc., ZP Holdings, Inc. and W. Tso (incorporated by reference to Exhibit 10.17 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(4)	Amendment to Amended and Restated Employment Letter Agreement, dated January 31, 2014, among Zosano Pharma, Inc., ZP Holdings, Inc. and Nandan Oza (incorporated by reference to Exhibit 10.18 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(5)	Amended and Restated Employment Letter Agreement, dated July 22, 2013, among Zosano Pharma, Inc., ZP Holdings, Inc. and Nandan Oza (incorporated by reference to Exhibit 10.19 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(6)	Amendment No. 2 to Employment Letter Agreement, dated January 16, 2014, among Zosano Pharma, Inc., ZP Holdings, Inc. and Peter Daddona (incorporated by reference to Exhibit 10.23 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(7)	Amendment to Employment Letter Agreement, dated January 6, 2014, among Zosano Pharma, Inc., ZP Holdings, Inc. and Peter Daddona (incorporated by reference to Exhibit 10.24 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(8)	Employment Letter Agreement, dated May 11, 2012, among Zosano Pharma, Inc., ZP Holdings, Inc. and Peter Daddona (incorporated by reference to Exhibit 10.25 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(9)	Amendment to Employment Letter Agreement, dated December 17, 2013, among Zosano Pharma, Inc., ZP Holdings, Inc. and Vikram Lamba (incorporated by reference to Exhibit 10.26 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(10)	Employment Letter Agreement, dated May 11, 2012, among Zosano Pharma, Inc., ZP Holdings, Inc. and Vikram Lamba (incorporated by reference to Exhibit 10.27 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(11)	Letter Amendment to Independent Director Agreement, dated July 15, 2013, between ZP Holdings, Inc. and Kleanthis G. Xanthopoulos (incorporated by reference to Exhibit 10.28 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(12)	Independent Director Agreement, dated as of March 28, 2013, between ZP Holdings, Inc. and Kleanthis G. Xanthopoulos (incorporated by reference to Exhibit 10.29 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(13)	Zosano Pharma Corporation Amended and Restated 2014 Equity and Incentive Plan (incorporated by reference to Exhibit 10.33 to the registrants Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Commission on March 26, 2015)

(d)(14)	Independent Director Agreement, dated as June 23, 2014, between Zosano Pharma Corporation and Troy Wilson (incorporated by reference to Exhibit 10.39 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

(d)(15)	Amendment No. 3 to Employment Letter Agreement, dated May 29, 2015, among ZP Opco, Inc., Zosano Pharma Corporation and Peter Daddona (incorporated by reference to Exhibit 10.1 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 filed with the Commission on August 13, 2015)

(d)(16)	Amendment No. 4 to Employment Letter Agreement, dated September 1, 2015, by and among ZP Opco, Inc., Zosano Pharma Corporation and Peter Daddona (incorporated by reference to Exhibit 10.2 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the Commission on November 10, 2015)

(d)(17)	Employment Letter Agreement, dated September 7, 2015, by and among ZP Opco, Inc., Zosano Pharma Corporation and Konstantinos Alataris (incorporated by reference to Exhibit 10.3 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the Commission on November 10, 2015)

(d)(18)	Scientific Advisor Agreement, effective December 31, 2105, by and among Zosano Pharma Corporation, ZP Opco, Inc. and Peter Daddona incorporated by reference to Exhibit 10.4 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the Commission on November 10, 2015)

(g)	Not applicable

(h)	Not applicable

*	Previously filed
**	Filed herewith